UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: June 22, 2016

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1- Information Contained in this Form 6-K Report

Private Placement of Common Units

Purchase Agreement

As part of a broader plan of recapitalization (the “Plan of Recapitalization”), on June 16, 2016, Teekay Offshore Partners L.P. (the “Partnership”) entered into a Common Unit Purchase Agreement (the “Common Unit Purchase Agreement”) pursuant to which it agreed to sell 21,978,022 of the Partnership’s common units (the “Purchased Common Units”) at a price of $4.55 per unit to institutional investors (collectively, the “Common Unit Purchasers”), in a private placement (the “Common Unit Private Placement”). The proceeds from the Common Unit Private Placement are expected to be approximately $100 million. The closing of the Common Unit Private Placement is conditioned upon, among other things, (i) the Partnership receiving the requisite consent to approve proposed amendments to the terms of the Partnership’s Norwegian Kroner bonds maturing 2017 and 2018 (the “Bond Amendments”), and the completion or, in limited circumstances, waiver of the conditions precedent to the Bond Amendments (collectively, the “Bond Amendment Conditions”), and (ii) the completion of an offering of the Partnership’s Series D Units (as defined below) for an aggregate purchase price of not less than $100 million (the “Series D Offering Condition”). The closing of the Common Unit Private Placement is expected to occur by June 30, 2016.

In addition to the Bond Amendment Conditions and the Series D Offering Condition, the Common Unit Purchase Agreement contains representations and warranties, covenants, indemnification provisions and additional closing conditions that are typical for private placements by public companies.

Citigroup Global Markets Inc. and DNB Markets, Inc. are acting as placement agents for the Common Unit Private Placement.

The Partnership intends to use the net proceeds from the private placement to fund growth capital expenditures, reduce indebtedness of the Partnership senior to the Series D Preferred Units, and other general partnership purposes.

The Purchased Common Units have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent a registration statement or exemption from registration. Concurrently with the closing of the Common Unit Private Placement, the Partnership will enter into the Common Unit Registration Rights Agreement (as defined below) providing the Purchasers with certain rights relating to registration of the Common Units under the Securities Act.

The Partnership is conducting the Common Unit Private Placement in accordance with the Common Unit Purchase Agreement and pursuant to the exemption from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act and certain rules and regulations promulgated under that section. Each Common Unit Purchaser has represented in the Common Unit Purchase Agreement that it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act, and that the Common Unit Purchaser is acquiring the Purchased Common Units for its own account and not with a view to or for distributing or reselling such securities or any part thereof in violation of U.S. securities laws. In addition, each Common Unit Purchaser has agreed that it will not sell or otherwise dispose of all or any part of its Common Units except pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws.

Registration Rights Agreement

Concurrently with the closing of the Common Unit Private Placement, the Partnership will enter into a Registration Rights Agreement (the “Common Unit Registration Rights Agreement”) with the Common Unit Purchasers relating to the registered resale of the Purchased Common Units. Pursuant to the Common Unit Registration Rights Agreement, the Partnership will (a) prepare and file a registration statement under the Securities Act (the “Common Unit Registration Statement”) with respect to the Purchased Common Units within 30 days following the closing date and (b) use its commercially reasonable efforts to cause the Common Unit Registration Statement to become effective on or as soon as practicable after the closing date. If the Common Unit Registration Statement is not declared effective within 90 days after the closing date, the Partnership will pay liquidated damages as set forth in the Common Unit Registration Rights Agreement.

The Common Unit Purchasers also have customary “piggyback registration rights” relating to certain other registrations by the Partnership as described in the Common Unit Registration Rights Agreement. The Partnership will be responsible for the registration expenses incurred in connection with the Common Unit Registration Statement. The Common Unit Purchasers will be responsible for all underwriting discounts and selling commissions.

Private Placement of Series D Preferred Units and Warrants

Purchase Agreement

As part of the Recapitalization Plan, on June 22, 2016, the Partnership entered into a Series D Preferred Unit and Warrant Purchase Agreement (the “Series D Purchase Agreement”) pursuant to which it agreed to sell (i) 4,000,000 of the Partnership’s 10.5% Series D Cumulative Convertible Perpetual Preferred Units (the “Series D Units”), (ii) warrants (the “Series A Warrants”) exercisable into 4.5 million of the Partnership’s common units (“Common Units”), with an exercise price of $4.55 per Common Unit, subject to customary anti-dilution adjustments, and (iii) warrants (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) exercisable into 2.25 million Common Units, with an exercise price of $6.05 per Common Unit, subject to customary anti-dilution adjustments, to a syndicate of institutional investors and affiliated parties, including Teekay Corporation, Peter Evensen, and two entities established by Teekay Corporation’s founder, including Resolute Investments, Inc., Teekay Corporation’s largest shareholder (collectively, the “Series D Purchasers”), in a private placement (the “Series D Private Placement”). The proceeds from the Series D Private Placement are expected to be approximately $100 million. The closing of the Series D Private Placement is conditioned upon, among other things, (i) the Bond Amendment Conditions, and (ii) the completion of the offering of the Purchased Common Units for an aggregate purchase price of not less than $100 million in the Common Unit Private Placement described above (the “Common Unit Offering Condition”). The closing of the Series D Private Placement is expected to occur by June 30, 2016.

In addition to the Bond Amendment Conditions and the Common Unit Offering Condition, the Series D Purchase Agreement contains representations and warranties, covenants, indemnification provisions and additional closing conditions that are typical for private placements by public companies.

The terms of the Series D Units and Warrants will be as set forth in a Fifth Amended and Restated Agreement of Limited Partnership and a Warrant Agreement, respectively, each of which is to be executed on the closing date of the Series D Private Placement.

Citigroup Global Markets Inc. and DNB Markets, Inc. are acting as placement agents for the Series D Private Placement.

The Partnership intends to use the net proceeds from the private placement to fund growth capital expenditures, reduce indebtedness of the Partnership senior to the Series D Units, and other general partnership purposes.

The Series D Units and Warrants have not been registered under the Securities Act, and may not be offered or sold in the United States absent a registration statement or exemption from registration. Concurrently with the closing of the private placement, the Partnership will enter into the Series D Registration Rights Agreement (as defined below) providing the Series D Purchasers with certain rights relating to registration of the Series D Units and the Common Units issuable upon exercise of the Warrants and conversion of the Series D Units under the Securities Act.

The Partnership is conducting the Series D Private Placement in accordance with the Series D Purchase Agreement and pursuant to the exemption from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act and certain rules and regulations promulgated under that section. Each Series D Purchaser has represented in the Series D Purchase Agreement that it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act, and that the Series D Purchaser is acquiring the Series D Units and Warrants for its own account and not with a view to or for distributing or reselling such securities or any part thereof in violation of U.S. securities laws. In addition, each Series D Purchaser has agreed that it will not sell or otherwise dispose of all or any part of its Series D Units or Warrants, or any of the securities issuable upon conversion or exercise thereof, except pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws.

Registration Rights Agreement

Concurrently with the closing of the Series D Private Placement, the Partnership will enter into a Registration Rights Agreement (the “Series D Registration Rights Agreement”) with the Series D Purchasers relating to the registered resale of the Series D Units and the Common Units issuable upon exercise of the Warrants and conversion of the Series D Units. Pursuant to the Common Unit Registration Rights Agreement, the Partnership will (a) prepare and file a registration statement under the Securities Act (the “Series D Registration Statement”) with respect to the Series D Units and use its commercially reasonable efforts to cause such registration statement to become effective on or as soon as practicable, but in no event later than the six month anniversary of the closing date, (b) prepare and file a registration statement under the Securities Act (the “Warrant Exercise Unit Registration Statement”) with respect to the Common Units issuable upon exercise of the Warrants and use its commercially reasonable efforts to cause such registration statement to become effective on or as soon as practicable, but in no event later than the six month anniversary of the closing date, and (c) prepare and file a registration statement under the Securities Act (the “Conversion Unit Registration Statement” and together with the Series D Registration Statement and the Warrant Exercise Unit Registration Statement, the “Registration Statements”) with respect to the Common Units issuable upon conversion of the Series D Units and use its commercially reasonable efforts to cause such registration statement to become effective by no later than 60 days prior to the fifth anniversary of the closing date. If the Registration Statements are not declared effective by their required effective dates, the Partnership will pay liquidated damages as set forth in the Series D Registration Rights Agreement.

Exchange of Series C-1 Preferred Units and Common Units for Series C Preferred Units

As part of the Recapitalization Plan, the Partnership entered into a Letter Agreement, dated June 2, 2016, with the holders of the Partnership’s Series C Preferred Units (the “Series C Units” and such holders, the “Series C Holders”), as amended by that certain Amendment to Letter Agreement, dated June 9, 2016, and as further amended by that certain Second Amendment to Letter Agreement, dated June 16, 2016 (as amended, the “Letter Agreement”), providing for the issuance of 8,323,810 Common Units to the Series C Holders in consideration for the exchange and cancellation of 1,920,668 Series C Units and the issuance of 8,517,745 of the Company’s 8.60% Series C-1 Cumulative Convertible Perpetual Preferred Units (the “Series C-1 Units”) in consideration for the exchange and cancellation of the Series C Holders’ remaining 8,517,745 Series C Units (collectively, the “Exchange Transactions”).

The closing of the Exchange Transactions is conditioned upon, among other things, (i) the Bond Amendment Conditions, (ii) the completion of one or more offerings of the Partnership’s equity securities for an aggregate purchase price of not less than $200 million, which condition may be satisfied by the completion of the Common Unit Private Placement and the Series D Private Placement, and (iii) the completion of an offering of Teekay Corporation’s equity securities for an aggregate purchase price of not less than $100 million, which condition may be satisfied by the closing of the pending private placement of approximately $100 million of Teekay Corporation’s common stock. The closing of the Exchange Transactions is expected to occur by June 30, 2016.

The terms of the Series C-1 Units will be as set forth in the Fifth Amended and Restated Agreement of Limited Partnership, which is to be executed on the closing date of the Series D Private Placement. The Letter Agreement provides that the terms of the Series C-1 Units will, among other things, (i) permit the Partnership to elect to pay distributions on the Series C-1 Units in cash, Common Units or a combination of cash and Common Units for the first eight quarterly distribution periods commencing with the distribution period ending August 15, 2016, and (ii) decrease the conversion price of the Series C-1 Units, as compared to the Series C Units, from $23.95 per unit to $16.25 per unit.

The Series C-1 Units and the Common Units to be issued in the Exchange Transactions have not been registered under the Securities Act and may not be offered or sold in the United States absent a registration statement or exemption from registration. The Partnership is conducting the Exchange Transactions pursuant to the exemption from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act and certain rules and regulations promulgated under that section.

Forward-Looking Statements

The statements in this Report that are not historical facts may be forward-looking statements, including statements regarding the satisfaction of the Bond Amendment Conditions, the closing of the transactions contemplated by the Common Unit Purchase Agreement and the Series D Purchase Agreement and the terms and conditions of the Partnership’s Fifth Amended and Restated Agreement of Limited Partnership. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, the satisfaction of the Bond Amendment Conditions and other closing conditions to the Common Unit Purchasers’ and the Series D Purchasers’ obligations to purchase the Purchased Common Units under the Common Unit Purchase Agreement and the Series D Units and Warrants under the Series D Purchase Agreement, respectively. The Partnership undertakes no obligation to revise or update any forward-looking statements unless required to do so under the U.S. securities laws.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-196098) FILED WITH THE SEC ON MAY 20, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore G.P. L.L.C., its general partner

Date: June 22, 2016	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)